Exhibit 12.1

AMERICAN CAPITAL, LTD. Computation of Ratio of Earnings to Fixed Charges ($ in millions) (unaudited)
	Year Ended December 31,
	2014	2013	2012	2011	2010
Net earnings before taxes
Net earnings	$434	$184	$1,136	$974	$998
Tax provision (benefit)	64	53	(21)	(428)	—
Net earnings before taxes	$498	$237	$1,115	$546	$998
Fixed charges
Interest expense	$54	$44	$59	$90	$177
Rent expense interest factor(A)	3	3	3	3	4
Total fixed charges	$57	$47	$62	$93	$181
Net earnings available to cover fixed charges	$555	$284	$1,177	$639	$1,179

Ratio of earnings to fixed charges(B)	9.7	6.0	19.0	6.9	6.5

A.	Represents a reasonable approximation of the interest factor included in rent expense.

B.
Earnings include the net change in unrealized appreciation or depreciation. Net change in unrealized appreciation or depreciation can vary substantially from year to year. Excluding the net change in unrealized appreciation or depreciation, the earnings to fixed charges ratio would be 6.8, 4.3, 2.7, (2.1) and (1.1) for the five years ended December 31, 2014, respectively.